EXHIBIT 99.1

February 7, 2012

Immediate Report – Class Action Against Bezeq and Pelephone

To:         The Tel Aviv Stock Exchange
The Israeli Securities Authority

On February 7, 2012, Bezeq - The Israel Telecommunication Corp., Ltd. (the “Company”) received a claim together with a motion to certify the claim as a class action, which had been filed with the Jerusalem District Court, against the Company, its Pelephone Communications Ltd. ("Pelephone") subsidiary, and two additional cellular companies (jointly, the "Defendants").

According to the petitioners, the Defendants do not offer people with disabilities adequate accessible devices and services, thereby violating the law and regulations.
The petitioners seek certification of the claim as a class action in the name of the disabled group and seek a court order instructing the Defendants to remedy the alleged defects and enable accessible services to people with disabilities.  The petitioners further seek monetary compensation in the aggregate amount of NIS 361 million from all the Defendants for the alleged damages (including monetary damages, non-monetary damages and “intrusion to the personal autonomy”).

The Company and Pelephone are studying the claim and are unable, at the present stage, to evaluate the claim's likelihood of success.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.